U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 2, 2023, the Registrant announced that Dr. Yunhao Chen resigned as the Chief Financial Officer of the Company. Dr. Chen did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies or practices.

Effective August 1, 2023, Ms. Aihua Cao is appointed as the Chief Financial Officer of the Registrant. Ms. Cao has served as the Finance and Accounting Manager of the Registrant since 2015. Ms. Cao has more than 32 years of experience in financing and accounting, and is specialized in financial system construction, financial investment, business analysis, tax planning, and cost control. Ms. Cao received her bachelor’s degree from Hunan University of Finance and Economics in 1991. There are no family relationships between Ms. Aihua Cao and any director or executive officer of the Company.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document
99.1	Press Release dated August 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: August 2, 2023